Exhibit 99.1

MAMMA.COM INC.: ANNOUNCEMENT

MONTREAL — (BUSINESS WIRE) — Jan. 11, 2006 — Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), announced today that it is unaware of any undisclosed material developments with respect to its business affairs that might account for the high volume and price volatility occurring today in trading of its common shares.

The Company previously announced that on December 22, 2005, Mamma acquired Copernic Technologies Inc.

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions™ is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, and numerous sizes of graphic ad units. Mamma Media Solutions™ maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors. For more information, visit www.mammamediasolutions.com.

Copernic™ develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily lives. Copernic is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity. All Copernic products feature simple fast downloading, automatic installation, and the most ease-of-use in the industry, with unique and powerful product features. For more information, visit www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372 #146
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com